ALIANZA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017

OVERVIEW AND INTRODUCTORY COMMENT

Alianza Minerals Ltd. (“Alianza” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “ANZ”. The Company is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America.  As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.  The Company has properties in Nevada USA, Peru and Yukon Canada. The Company also has a 1% NSR (capped at $1,000,000) on certain properties in Mexico.

This MD&A is dated March 1, 2018 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the three months ended December 31, 2017 and the Company’s audited consolidated financial statements for the year ended September 30, 2017 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.alianzaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

On February 21, 2018, the Company provided a summary of work completed in 2017 and plans for 2018:

Nevada USA

Alianza contracted Big Rock Exploration, LLC of Minneapolis, MN, to complete exploration on Alianza’s Horsethief, Bellview and BP gold projects. Work included additional data compilation, mapping and sampling and claim staking.  At Horsethief the property size was doubled, drill targets were identified, and the necessary permits were obtained to test these targets in 2018.

In 2017, Alianza leased the Ashby project to Nevada Canyon Resources. The Ashby property covers the Lazy Man Mine, where approximately 10,000 oz of gold was recovered from numerous shafts dating back to the 1930s. Nevada Canyon incorporated the Ashby into its Garfield Flats program and is conducting prospecting, geological mapping, to identify drill targets.

In 2018, Alianza will continue to focus on the sediment-hosted gold component of the exploration portfolio, marketing the Bellview Gold Project to partners for further exploration work which would lead to a drill program. Further mapping and sampling and geophysical surveys are slated for the BP project in order to define drill targets. At Horsethief, the Company is actively engaged with potential partners and is preparing for a drill program.

Peru

During 2017, management focused on marketing the drill-ready Yanac Copper Project. Several site visits were completed with potential partners who are reviewing the targets generated from work completed by Cliffs Natural Resources Inc. (“Cliffs”) under an exploration alliance. Cliffs’ work outlined a 900 by 900 metre area of anomalous copper and molybdenum-in-rock geochemistry within a larger area of porphyry-style alteration. Yanac is road accessible and is located 60 km inland from the Pacific coast and within 80 km of port facilities.

Alianza completed a geological review of the La Estrella gold-silver project in 2017, with a renewed focus on silver mineralization. Drilling at La Estrella has outlined disseminated gold-silver mineralization over an area 1,800 by 500 metres in size, with intersections such as 0.40 g/t gold and 30.40 g/t silver over 215 metres (including 43.5 m of 1.13 g/t gold and 101.78 g/t silver). A subsequent Induced Polarization (IP) survey indicated the target area may extend to 2,500 metres in length with a second, untested target 1,200 by 400 metres in size identified northwest of the drilled area. A high-grade silver target may also exist at La Estrella, with the latest drilling intersecting 11 metres of 311.2 g/t silver and 0.59 g/t gold. These results have not been followed up and future programs will focus on identifying controls on higher grades of gold, and particularly silver mineralization.

Management has been marketing the project to prospective partners and will continue to do so in 2018.

The Company acquired five early-stage properties through staking that have potential for zinc mineralization. These projects are being assessed for their potential and prioritized for further exploration in 2018.

Alianza continues to hold its 1.08% NSR royalty on the Pucarana project adjoining the Orcopampa (Chipmo) Gold Mine in Central Peru. Compania de Minas Buenaventura has produced over 4.8 million ounces of gold at this operation since production started in 1967. Current development is trending towards Pucarana, and management believes that mineralization may continue onto the Pucarana property.

Yukon Territory, Canada

Alianza has been actively assessing the next stages of work for its five Yukon projects. Alianza’s Yukon projects target precious and base metals and varied deposit types, including carbonate-replacement (Tim Property, high-grade silver, lead, zinc in southern Yukon), VMS (Mor Property, gold-silver-base metal drill intersections in southern Yukon), gold (White River, high grade gold-silver+copper in southwest Yukon) and porphyry copper-gold (Prospector Mountain, central Yukon).  Management is prioritizing these projects for option/jv and where appropriate, programs to upgrade targets to drill-ready status in 2018.

The Company’s most advanced Yukon project is the Goz Creek Zinc Project, 180 km northeast of Mayo, YT. Goz Creek is a Mississippi Valley Type (“MVT”) zinc-silver target where drilling in 2008 intersected 13.55% zinc and 29.88 g/t silver over 40.68 metres. A historical resource estimate from the 1970s estimated almost 2.9 million tons grading 11.25% zinc.  The Company does not consider this historical resource estimate current and it should not be relied upon. Significant potential for expansion is evident but it is unlikely that Alianza will perform any exploration at the project until the Yukon Government settles the land-use issues present in the Peel Watershed region of Yukon, where the project is located. Management feels the potential value of the historic resource and its excellent exploration potential is worth holding until the government resolves the outstanding land-use issues.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

During the three months ended December 31, 2017, the Company issued common shares pursuant to the exercise of 155,000 finder’s warrants for cash proceeds of $15,500.

These funds will be used to continue the execution of the Company’s prospect generation business model. This includes additional work at existing projects in Nevada and Yukon and reconnaissance exploration of new acquisitions from Alianza’s generative work in Peru.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2018. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at December 31, 2017, the Company had working capital deficiency of $232,081 (September 30, 2017 – $60,806). As at December 31, 2017, cash totaled $17,641, a decrease of $19,677 from $37,318 as at September 30, 2017. The decrease was due to: (a) the exploration and evaluation assets expenditures of $27,395; (b) financing activities of $13,400; while being offset by (c) operating activities of $21,998.

Operations

For the three months ended December 31, 2017 compared with the three months ended December 31, 2016:

Excluding the non-cash depreciation of $767 (2016 - $722), the Company’s general and administrative expenses amounted to $146,803 (2016 - $201,126), a decrease of $54,323.  The change in the expenses was mainly due to decreases in: (a) accounting and legal fees of $36,465 (2016 - $52,707) and (b) wages, benefits and consulting fees of $36,742 (2016 - $61,101) as the Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR December 15, 2016 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Alianza. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at December 31, 2017:

	Issued and Outstanding
	December 31, 2017	March 1, 2018

Common shares outstanding	35,441,668	35,441,668
Stock options	2,657,000	2,657,000
Warrants	18,069,732	18,069,732
Finder’s options	219,700	219,700
Warrants associated with finder’s options	96,800	96,800
Fully diluted common shares outstanding	56,484,900	56,484,900

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Persons as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.